Mail Stop 0308

June 9, 2006

Patrick M. Montalban
c/o Corporate Creations Network, Inc.
8375 South Eastern Avenue, #200-47
Las Vegas, NV 89123

> **Re:**   **Majestic Oil & Gas, Inc.**
> **Amendment Three to Registration Statement on Form SB-2**
> **Filed May 24, 2006**
> **File No. 333-127813**

Dear Mr. Montalban:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Business, page 6

1. We note your revisions to your disclosure in response to comment 4 in our letter dated February 10, 2006. Please revise your disclosure to clearly state that through your subsidiary Grizzly Energy, Inc you own a 75% interest in the well. Further, please expand your disclosure here and in your Business Development disclosure on page 23, to discuss whether the transactions and agreements with related parties were comparable to terms you could have obtained from unaffiliated third parties.

The Offering, page 7

2. We note your response to comment 5 in our letter dated February 10, 2006. Please revise your disclosure to reflect that a "penny stock" is any non-NASDAQ equity security that has a market price of less than $5.00 per share.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Scott Ruggiero, Staff Accountant at (202) 551-3331or Will Choi, Accounting Branch Chief, at (202) 551- 3716 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Michael T. Williams
        Williams Law Group, P.A.
        Via Fax (813) 832-5284